Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

September 30, 2009 and 2008

(unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2009	December 31, 2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 10)	$225,582	$20,560
Short-term investments (Note 10)	5,625	-
Inventory	31,103	19,946
Prepaid expenses and sundry assets (Note 2)	10,721	5,351
Unrealized foreign exchange gains (Note 3)	1,108	-
	274,139	45,857

Prepaid expenses and sundry assets (Note 2)	46,709	26,164
Net smelter royalty (Note 9 (c))	1,006	1,006
Restricted cash	107	3,106
Property, plant and equipment (Note 4)	182,040	148,422
Mineral exploration projects (Note 5)	79,522	79,279

	$583,523	$303,834

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$23,451	$13,416
Notes payable (Note 6)	76,695	4,319
Income taxes payable	13,359	8,626
Asset retirement obligations	1,120	1,337
Unrealized foreign exchange losses (Note 3)	-	2,421
	114,625	30,119

Deferred compensation liabilities (Note 7)	4,764	434
Notes payable (Note 6)	124,908	69,729
Future income taxes	3,540	-
Asset retirement obligations	7,300	6,828
Total liabilities	255,137	107,110

Shareholders' equity
Common shares	316,854	245,067
Stock options	16,641	19,059
Contributed surplus (Note 6(b))	42,071	1,167
Deficit	(47,180)	(68,569)
	328,386	196,724
Commitments (Note 11)
Subsequent events (Note 12)
	$583,523	$303,834

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German Director

Daniel R. Titcomb Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008

Gold sales	$35,165	$25,799	$101,236	$65,783
Production costs	(17,733)	(15,621)	(53,384)	(37,762)
Stock-based compensation (Note 7)	(180)	-	(362)	-
Depletion and amortization	(5,437)	(3,277)	(15,272)	(7,770)
Gross profit	11,815	6,901	32,218	20,251

Operating expenses:
Exploration	547	800	1,877	2,648
Stock-based compensation (Note 7)	1,762	205	3,845	698
Administration	2,798	3,227	10,618	9,142
Management fees (Note 9(a))	481	180	1,283	554
Amortization	121	73	338	180
Accretion expense	192	174	572	309
Other	596	298	1,491	715
Total operating expenses	6,497	4,957	20,024	14,246

Income before the following	5,318	1,944	12,194	6,005

Loss on forward derivatives	-	-	-	318
Loss (gain) on forward foreign exchange derivatives (Note 3)	(1,108)	1,489	(1,935)	(95)
Foreign exchange loss (gain)	(3,080)	5,189	(16,072)	(2,749)
Interest expense	1,525	2,934	6,388	10,091
Interest income	(1,047)	(758)	(2,797)	(3,459)
Gain on disposition of property	(542)	-	(1,456)	-
Other non-operating expenses (recovery)	(596)	83	145	(287)
Total other expenses (recoveries)	(4,848)	8,937	(15,727)	3,819

Income (loss) before income taxes	10,166	(6,993)	27,921	2,186
Income taxes
Current income taxes	2,202	813	2,992	5,034
Future income taxes (recovery)	1,058	(6,505)	3,540	(2,034)
Total income taxes	3,260	(5,692)	6,532	3,000

Net income (loss) and comprehensive income (loss) for the period	6,906	(1,301)	21,389	(814)

Basic net income (loss) per share (Note 8)	$0.09	$(0.02)	$0.29	$(0.01)
Diluted net income (loss) per share (Note 8)	$0.09	$(0.02)	$0.28	$(0.01)

Weighted average number of common shares outstanding - Basic (Note 8)	78,173,757	64,035,732	74,952,395	62,548,196
Weighted average number of common shares outstanding- Diluted (Note 8)	80,736,853	64,035,732	76,595,985	62,548,196

See accompanying notes to interim consolidated financial statements.	`

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss)	$6,906	$(1,301)	$21,389	$(814)
Items not involving cash:
Unrealized foreign exchange loss (gain)	363	5,502	(8,302)	3,807
Stock-based compensation	1,942	205	4,207	698
Non-cash interest expense (recovery)	(894)	605	150	2,584
Accretion expense	192	174	572	309
Future income taxes (recovery)	1,058	(6,505)	3,540	(2,034)
Depletion and amortization	5,558	3,277	15,610	7,770
Amortization of net smelter royalty	-	62	-	219
Unrealized loss (gain) on foreign exchange contracts	(1,108)	2,113	(3,529)	2,456
Reclamation expenditure	(34)	-	(317)	-
	13,983	4,132	33,320	14,995

Change in non-cash operating working capital
Accounts receivable	-	7,800	-	-
Inventory	(4,476)	(1,702)	(7,640)	(4,072)
Prepaid expenses and sundry assets	(5,066)	(4,982)	(9,945)	(13,121)
Accounts payable and accrued liabilities	5,406	1,494	10,265	2,350
Current taxes payable	3,017	811	4,734	3,976
	12,864	7,553	30,734	4,128
Financing activities:
Issuance of common shares, special warrants and warrants, net	44,271	-	107,963	105,803
Decrease in restricted cash	3,000	-	2,998	(3)
Shares purchased for cancellation	-	(2,939)	-	(6,381)
Settlement of forward derivatives	-	-	-	(14,500)
Repayment of debt	(152)	(2,242)	(2,712)	(17,108)
Increase in debt	118,328	63	118,328	4,002
	165,447	(5,118)	226,577	71,813

Investing activities
Short term investments	(5,625)	-	(5,625)	-
Mineral exploration projects	(8,475)	(9,386)	(15,583)	(31,779)
Purchase of property, plant and equipment	(18,808)	(10,387)	(37,348)	(43,614)
	(32,908)	(19,773)	(58,556)	(75,393)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	959	(2,841)	6,267	(5,163)
Increase (decrease) in cash and cash equivalents	146,362	(20,179)	205,022	(4,615)
Cash and cash equivalents, beginning of period	79,220	61,275	20,560	45,711
Cash and cash equivalents, end of period	$225,582	$41,096	$225,582	$41,096

Supplemental cash flow information (Note 10)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering	8,250,000	103,892	-	-	-	-	-	-	103,892
Shares acquired under normal course issuer bid and cancelled	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted	-	-	-	-	130,000	-	-	-	-
Exercise of stock options	501,100	1,342	-	-	(699,645)	(1,022)	-	-	320
Unvested options expired upon termination	-	-	-	-	(20,000)	(18)	-	-	(18)
Stock based compensation	-	-	-	-	-	716	-	-	716
Net loss	-	-	-	-	-	-	-	(814)	(814)
Balance, September 30, 2008	63,982,281	245,067	-	-	7,216,013	18,894	1,153	(65,127)	199,987

Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Public offering	13,915,000	63,238	-	-	-	-	-	-	63,238
Exercise of stock options	1,345,513	8,549	-	-	(1,345,513)	(2,774)	-	-	5,775
Unvested options expired upon termination	-	-	-	-	(17,000)	(28)	-	-	(28)
Stock based compensation	-	-	-	-	-	384	-	-	384
Equity component of convertible notes (Note 6(b))	-	-	-	-	-	-	40,904	-	40,904
Net income	-	-	-	-	-	-	-	21,389	21,389
Balance, September 30, 2009	79,242,794	316,854	-	-	5,698,500	16,641	42,071	(47,180)	328,386

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

1.	Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	New Accounting Policies:

(i)	Goodwill and intangible assets:

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards on a retrospective basis on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard did not have a material impact on the Company’s financial statements.

(ii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” which is effective for interim and annual financial statements ending on or after January 20, 2009. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

(iii)	Short-term Investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as held-for-trading and their carrying value which is equal to fair value.

(b)	Accounting Principles Issued But Not Yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

1.	Significant Accounting Policies (continued):
(b)(i)  Accounting Principles Issued But Not Yet Implemented (continued):

will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(iv)	Financial instruments - disclosures:

Amendments to Section 3862 require enhanced disclosures for fair value measurement of financial instruments and liquidity risk and is effective for annual financial statements relating to fiscal years ending after September 30, 2009.  Enhanced fair value measurements include disclosure relating to the level in the fair value hierarchy into which the fair value measurements are categorized, disclosure of significant transfers between levels of the hierarchy including reasons for the transfers, and a reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques.  The amendments clarify that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset.  Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

2.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted to R$85.2 million ($47.9 million) at September 30, 2009 (December 31, 2008 - R$64.8 million ($28.0 million)).

3.	Risk Management Policies:

Forward Foreign Exchange Contracts - Derivative Financial Instruments

As at September 30, 2009, the Company had forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.9174 as follows:

	Amount in thousands	Settlement amount in
Settlement Date	of US$	thousands of R$
30-Oct-09	2,000,000	3,795,000
30-Nov-09	1,000,000	1,890,000
30-Nov-09	1,000,000	1,895,000
31-Dec-09	1,000,000	1,860,000
31-Dec-09	1,000,000	1,917,000
29-Jan-10	1,000,000	1,870,000
29-Jan-10	1,000,000	1,902,000
29-Jan-10	1,000,000	1,927,000
26-Feb-10	1,000,000	1,880,000
26-Feb-10	1,000,000	1,912,000
26-Feb-10	1,000,000	1,930,500
31-Mar-10	1,000,000	1,933,000
31-Mar-10	2,000,000	3,883,000
30-Apr-10	1,000,000	1,932,000
30-Apr-10	2,000,000	3,902,000
28-May-10	2,000,000	3,920,000
	20,000,000	38,348,500

The Company entered into a new forward currency hedging facility with a separate institution where the Company holds its accounts.  The Company will not be required to hold cash in an escrow account for forward foreign exchange transactions, however any mark-to-market loss plus $500,000 is to be fully covered by cash deposits.

The terms of the contracts outstanding on December 31, 2008 required a percentage of the funds to be held on deposit as collateral to cover the contracts.  At December 31, 2008, $3.0 million of cash was restricted for this facility.  During the third quarter of 2009, the banking institution where these funds were held released the $3.0 million of restricted cash to the Company.

At September 30, 2009, current assets include $1.1 million of unrealized foreign exchange gains  (December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses). Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

3.	Risk Management Policies (continued):

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Unrealized (gain) loss	$(1,108)	$2,113	$(3,529)	$2,456
Realized (gain) loss	-	(624)	1,594	(2,551)
Total	$(1,108)	$1,489	$(1,935)	$(95)

4.	Property Plant and Equipment:

	September 30, 2009
	Cost	Accumulated Amortization	Net

Processing plant	$13,396	(3,471)	$9,925
Vehicles	6,132	(2,744)	3,388
Equipment	101,042	(18,444)	82,598
Leasehold improvements	411	(168)	243
Assets under construction	18,656	-	18,656
Mining Properties	91,961	(24,731)	67,230
	$231,598	$(49,558)	$182,040

	December 31, 2008
	Cost	Accumulated Amortization	Net

Processing plant	$12,830	$(2,729)	$10,101
Vehicles	5,497	(1,868)	3,629
Equipment	82,365	(11,256)	71,109
Leasehold improvements	275	(84)	191
Assets under construction	11,330	-	11,330
Mining Properties	67,691	(15,629)	52,062
	$179,988	$(31,566)	$148,422

Effective September 30, 2009, the Santinoco (Turmalina Ore Body C) and Palmital (Paciência) properties were reclassified to PPE (Note 5).

5.	Mineral Exploration Projects:

	December 31, 2008	Additions	Reclassify to PPE	September 30, 2009

Paciência	$11,457	$6,503	$(6,762)	$11,198
Turmalina	7,617	1,638	(7,730)	1,525
Caeté expansion project	60,205	6,594	-	66,799
Total Mineral Exploration Projects	$79,279	$14,735	$(14,492)	$79,522

Effective September 30, 2009 the Santinoco (Turmalina Ore Body C) and Palmital (Paciência) properties were reclassified to PPE.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

6.	Notes Payable:

	September 30,	December 31,
	2009	2008

Due to Banco Volkswagen	$28	$123
Due to Banco Bradesco	-	58
Due to Banco Bradesco	118	144
Due to Banco Bradesco	538	585
Private placement notes (a)	71,431	60,124
Due to CVRD	10,851	11,908
Due to Banco Santander	-	729
Due to Banco Santander	-	377
Convertible notes (b)	118,637	-
	201,603	74,048
Less: Current portion	76,695	4,319
	$124,908	$69,729

	September 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Notes Payable	$201,603	$254,263	$74,048	$63,160

(a)
The Company announced that it has commenced an offer to purchase its outstanding 10.5% Secured Notes due March 23, 2012 (the “Notes”). The Company is also soliciting consents to amend the indenture governing the Notes in order to revise the indenture to permit the Company to redeem the Notes. If the Company receives the required consents, it intends to redeem the Notes on or after November 17, 2009. The Notes are classified in current liabilities at September 30, 2009. (Note 12(b))

(b)
During September 2009, the Company issued $165 million of 4.5% senior unsecured convertible notes including the exercise of an over-allotment option of $15 million by the underwriters.  Jaguar received net proceeds of approximately $159.2 million.    The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and  mature on November 1, 2014.  The notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$12.75 per common share, which is approximately a 26.24% premium over the closing price of Jaguar common shares on the New York Stock Exchange on September 10, 2009. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company has allocated $118.3 million of the net proceeds to debt based on the fair value of similar debt instruments without an associated conversion option.  The remaining portion of the net proceeds of $40.9 million was allocated to contributed surplus.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

7.	Long- term Incentive Plans

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the company.

A Deferred Share Unit Plan (“DSU”) was established which allows the Company to grant its directors performance awards.  DSU’s call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s termination from the Company’s board of directors.  Included in deferred compensation liabilities is $1.6 million relating to DSU’s (December 31, 2008 - $375,000).  Included in stock-based compensation expense for the nine months ended September 30, 2009 is $1.1 million relating to DSU’s (nine months ended September 30, 2008 - $nil).

A Restricted Stock Unit Plan (“RSU”) was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSU’s call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.  On September 4, 2009, 45,000 RSU’s were granted to a consultant of the Company.  Included in deferred compensation liabilities is $1.4 million relating to RSU’s (December 31, 2008 - $42,000).  Included in stock-based compensation expense for the nine months ended September 30, 2009 is $895,000 relating to RSU’s (nine months ended September 30, 2008 - $nil).  Included in other cost of goods sold for the nine months ended September 30, 2009 is $280,000 relating to RSU’s (nine months ended September 30, 2008 - $nil).

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SAR’s call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.  Included in deferred compensation liabilities is $1.7 million relating to SAR’s ( December 31, 2008 - $17,000).  Included in stock-based compensation expense for the nine months ended September 30, 2009 is $1.7 million relating to SAR’s (nine months ended September 30, 2008 - $nil).

8.	Basic and Diluted Net Income per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months ended September 30		Nine Months ended September 30
	2009	2008	2009	2008

Numerator
Net income (loss) for the period	$6,906	$(1,301)	$21,389	$(814)

Denominator
Weighted average number of common shares outstanding - Basic	78,174	64,036	74,952	62,548
Dilutive effect of options	2,563	-	1,644	-
Weighted average number of common shares outstanding - Diluted	80,737	64,036	76,596	62,548
Basic net income (loss) per share	$0.09	$(0.02)	$0.29	$(0.01)
Diluted net income (loss) per share	$0.09	$(0.02)	$0.28	$(0.01)

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

8.	Basic and Diluted Net Income per Share (continued):

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of the following anti-dilutive securities.

Options and warrants and convertible	Three Months ended		Nine Months ended
notes considered anti-dilutive	September 30		September 30
	2009	2008	2009	2008

Warrants	-	-	-	35
Options	3,760	7,107	4,736	7,424
4.5% Senior convertible notes (Note 6(b))	2,033	-	685	-
Total	5,793	7,107	5,421	7,459

9.	Related Party Transactions:

(a)
The Company incurred fees of $1.3 million for the nine months ended September 30, 2009 (nine months ended September 30, 2008 - $554,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.   The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2009 (nine months ended September 30, 2008 - $135,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices. As at September 30, 2009 prepaid expenses and sundry assets includes $117,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2008 - $nil).

The Company also incurred consulting fees and administrative service charges of $455,000 from BZI for the nine months ended September 30, 2009 (nine months ended September 30, 2008 - $211,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at September 30, 2009 accounts payable and accrued liabilities includes $98,000 due to BZI (December 31, 2008 - $39,000).

(c)
The Company recognized rental income of $9,000 from Prometálica Mineração Ltda. (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda. (“PCO”) for the nine months ended September 30, 2008 (nine months ended September 30, 2009 - $nil from PML and $nil from PCO) for temporarily idle equipment and the use of administrative offices.  PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at September 30, 2009 prepaid expenses and sundry assets includes $15,000 receivable from PCO and $nil from PML (December 31, 2008 - $12,000 receivable from PCO, and $nil from PML).  During the nine months ended September 30, 2008 the Company also received approximately $30,000 (nine months ended September 30, 2009 - $nil) of royalty income relating to the NSR from PML.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

9.	Related Party Transactions (continued):

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at September 30, 2009 the amount of the obligation is approximately $1.0 million.

(d)
The Company’s subsidiaries Mineração Serras do Oeste Ltda (“MSOL”) and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($213,000).  As at September 30, 2009, prepaid expenses and sundry assets include $213,000 receivable from BW Mineração, a wholly owned subsidiary of BZI, (December 31, 2008- $162,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

10.	Supplemental Cash Flow Information:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Equipment purchased on issuing note payable	$-	$818	$-	$2,263
Transfer of Zone C in return for forgiveness of royalties payable	$542	$-	$1,456	$-
Mineral rights purchased on issuing note payable to CVRD	$-	$-	$-	$5,494

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Interest paid	$46	$129	$3,935	$5,115
Income taxes paid	$-	$-	$265	$-

Cash and cash equivalents include R$21.9 million ($12.3 million) in bank certificates of deposit (December 31, 2008 - R$415,000 ($177,000)).  At December 31, 2008 cash and cash equivalents also included Cdn$7.5 million ($6.0 million) of cashable guaranteed investment certificates (September 30, 2009 - $nil))

On September 25, 2009 the Company invested R$10 million ($5.6 million) in a short-term cash investment at a regional bank in Brazil which is guaranteed by the Brazilian government.  The investment will earn five percent more than the CDI or money market interest rate and will mature in six months.

During the nine months ended September 30, 2009 the Company paid income tax instalments of R$ 606,000 ($265,000).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

11.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts for which future payments are dependent upon future exchange rates (Note 3). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

Commitments	Less than 1	1 -3	3 - 5	More than
	year	years	years	5 years	Total

Current liabilities
Accounts payable and accrued liabilities	$23,451	$-	$-	$-	$23,451
Income taxes payable	13,359	-	-	-	13,359
Notes Payable (a)
Principal	86,303	7,015	-	165,000	258,318
Interest	5,808	14,863	14,850	3,713	39,234
Operating Lease Agreements	16	-	-	-	16
Management agreements (b)
Operations	1,170	846	-	-	2,016
Suppliers agreements
Mine operations (c)	635	-	-	-	635
Drilling (d)	366	-	-	-	366
Asset retirement obligations (e)	630	565	5,402	3,497	10,094
Total	$131,738	$23,289	$20,252	$172,210	$347,489

(a)	The 10.5% secured notes are classified as current liabilities. See the offer to purchase and consent solicitation (Note 12 (b)).

(b)	The terms of the management agreements are one to three years (Note 9(a)).

(c)
The Company has the right to cancel the mine operations contract with 60 days advance notice.  The amount included in the contractual obligations table represents the amount due within 60 days. The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(e)	The asset retirement obligations are not adjusted for inflation and are not discounted.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

12.	Subsequent Events:

(a)
On November 2, 2009, the Company announced that it has entered into a definitive agreement to acquire MCT Mineração Ltda. (“MCT”), an indirect, wholly-owned subsidiary of Kinross Gold Corporation (“Kinross”), for US$39 million.  MCT holds all of the mineral licenses for the Gurupi Project located in the state of Maranhão, Brazil. No commercial production of gold has taken place on the Gurupi property.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

The $39 million purchase price is payable in Jaguar common shares based on the weighted average price of Jaguar's common shares on the New York Stock Exchange for the five days preceding the closing date.  Pursuant to the terms of the definitive agreement, if the acquisition were to result in Jaguar issuing greater than 5% of its outstanding shares as of closing to Kinross, then Jaguar would have the option to pay in that number of common shares equal to 5% of Jaguar's outstanding shares plus an amount payable in cash to total
US$39 million.  Closing of the transaction is expected to occur in early December 2009. The closing is subject to customary closing conditions, including approval by the TSX and the NYSE for the listing of the Jaguar shares.

(b)
On October 20, 2009 the Company announced that it has commenced an offer to purchase (the "Offer") and consent solicitation with respect to its outstanding 10.5% Secured Notes due March 23, 2012 (the "Notes").  The Company is offering to purchase all Cdn$86.25 million aggregate principal amount of the outstanding Notes at a purchase price of 105% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of payment on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated October 20, 2009.

The Company is also soliciting consents to amend the indenture (the "Indenture") governing the Notes in order to revise the Indenture to permit the Company to redeem any Notes not tendered to the Offer earlier than currently permitted.  The Indenture currently provides that unless there is a change of control of the Company, the Company may not redeem the Notes until March 23, 2010, at which time the Notes would be redeemable upon not less than 30 days notice at a redemption price of 102% of the principal amount of the Notes.  If the Company receives the required consents, it intends to amend the Indenture such that it would be permitted to redeem the Notes at a redemption price of 102% of the principal amount of the Notes at anytime on or after November 17, 2009 with a redemption date no less than seven trading days from the date the notice is sent.  In order for the amendments to be effective, the Company must receive consents from note holders who hold at least 66 2/3% of the aggregate principal amount of the Notes.

The Company intends to purchase all Notes that are validly tendered and not withdrawn pursuant to the Offer at a price of 105% of the principal amount thereof plus accrued and unpaid interest as described above.  If the requisite consents are obtained to amend the Indenture, the Company intends to amend the Indenture in the manner described above, immediately send a notice of redemption and redeem any remaining untendered Notes on or about November 27, 2009 at a redemption price of 102% of the principal amount of the Notes plus accrued but unpaid interest to, but excluding, the redemption date.

The offer to purchase and consent solicitation documents more fully set forth the terms of the Offer and consent solicitation.  The Offer will expire at 5:00pm EST, on November 17, 2009, unless extended or earlier terminated by the Company.  The Company reserves the right to terminate, withdraw or amend the Offer at any time subject to applicable law.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2009 and 2008
(Unaudited)

13.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.